UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zurich 245

Plaza Carso / Edificio Telcel, Piso 16

Colonia Ampliación Granada, Miguel Hidalgo

11529 Mexico City, Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

América Móvil’s second quarter of

2019 financial and operating report

Mexico City, July 16th, 2019 - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX, AMOV], announced today its financial and operating results for the second quarter of 2019.

●

We added 1.6 million postpaid subscribers in the quarter, more than half of which came from Brazil, with Austria and Mexico contributing approximately 200 thousand subscribers each. On the fixed-line platform we gained 369 thousand broadband accesses.

●

Mobile postpaid and fixed-broadband were the main drivers of access growth at 7.2% and 6.0% year-on-year respectively, with mobile prepaid and PayTV declining 3.4% and 1.9%. Fixed-voice was almost flat from a year before.

●	Second quarter revenues, 250 billion pesos, were 2.7% lower than a year before in Mexican peso terms on account of the appreciation of the Mexican peso vs. substantially all our operating currencies.

●

At constant exchange rates, service revenue growth* accelerated to 2.3% from 0.8% in the first quarter. The fastest growing business lines by revenues were fixed-broadband, at 7.7% year-on-year, and mobile postpaid revenues at 6.3%.

●

EBITDA of 78 billion pesos was equivalent to 31.3% of revenues. Under comparable accounting standards, and at constant exchange rates, consolidated EBITDA* increased 3.5% year-on-year compared to -0.1% the prior quarter.

●	EBITDA growth accelerated sharply in Mexico, to 4.7%, and improved noticeably in Colombia and Ecuador, to 8.4% and 6.9% respectively.

●	Our operating profits were up 7.7% to 36.8 billion pesos and our comprehensive financing costs, 11.9 billion pesos, were down 63.2% from the prior year on account of foreign exchange effects.

●	We obtained a 14.1 billion peso net profit in the period, equivalent to 0.21 peso cents per share or 0.22 dollar cents per ADR.

●

Our net debt ended June at 686.4 billion pesos, including the capitalized portion of our lease obligations per IFRS 16. Excluding these, it stood at 570.4 billion pesos, roughly flat relative to the year-earlier quarter. In cash flow terms our net debt increased 19.6 billion pesos in the six months to June.

●

Our outlays included capital expenditures of 66.3 billion pesos, acquisitions of 6.3 billion pesos (the operation of Telefonica in Guatemala, which closed in January) and contributions to pension funds in the amount of 12 billion pesos.

*Excluding Argentina.

Beginning January 1st we implemented IFRS 16 accounting standards. The information presented in this report was prepared in a prospective basis; comparable information is provided in the appendix.

The reported figures for Argentina corresponding to the second quarter of 2019 and the period January-June 2019 are presented in accordance with a) IAS29 reflecting the effects of the adoption of inflationary accounting that became mandatory after the Argentinean economy was deemed to be hyperinflationary in the third quarter of 2018 and b) IAS21 translated to Mexican pesos using the end-of-period exchange rate. The figures for Argentina on a standalone basis are presented in Appendix 4. For comparison purposes, comments in this report related to annual variations of the presented period for Argentina refer to figures in constant peso terms: that is, adjusted for inflation.

All comparisons at constant exchange rates for America Movil’s consolidated figures will exclude Argentina to ensure consistency. In the second quarter, Argentina would have represented 3.4% of América Móvil’s consolidated revenues, in nominal terms at the average exchange rate for the period.

América Móvil’s Subsidiaries as of June 2019

Country	Brand	Business	Equity Participation

Mexico	Telcel	wireless	100.0%

	Telmex	wireline	98.8%

	Sección Amarilla(1)	other	100.0%

	Telvista	other	90.0%

Argentina	Claro	wireless	100.0%

	Telmex	wireline	99.7%

Brazil	Claro	wireless/wireline	98.5%

Chile	Claro	wireless	100.0%

	Telmex(1)	wireline	100.0%

Colombia	Claro	wireless/wireline	99.4%

Costa Rica	Claro	wireless	100.0%

Dominicana	Claro	wireless/wireline	100.0%

Ecuador	Claro	wireless/wireline	100.0%

El Salvador	Claro	wireless/wireline	95.8%

Guatemala	Claro	wireless/wireline	99.3%

Honduras	Claro	wireless/wireline	100.0%

Nicaragua	Claro	wireless/wireline	99.6%

Panama	Claro	wireless/wireline	100.0%

Paraguay	Claro	wireless/wireline	100.0%

Peru	Claro	wireless/wireline	100.0%

Puerto Rico	Claro	wireless/wireline	100.0%

Uruguay	Claro	wireless/wireline	100.0%

USA	Tracfone	wireless	100.0%

Netherlands	KPN	wireless/wireline	16.1%

Austria	Telekom Austria	wireless/wireline	51.0%

(1) Equity Participation of TEINTL of which America Movil owns 100%.

Relevant Events

On June 19th we issued a bond in the amount of EUR €1.0 billion with an 8-year maturity that pays a coupon of 0.750%, the lowest coupon achieved by any corporate issuer in Latin America in the euro market, to refinance a bond for the same amount maturing in October 2019. We have already called those bonds, which will be paid on July 22nd.

América Móvil Fundamentals

	2Q19	2Q18

Earnings per Share (Mex$)(1)	0.21	0.01

Earning per ADR (US$)(2)	0.22	0.01

EBITDA per Share (Mex$)(3)	1.18	1.11

EBITDA per ADR (US$)	1.24	1.15

Net Income (millions of Mex$)	14,065	435

Average Shares Outstanding (billion)	66.02	66.06

(1) Net Income / Average Shares Outstanding

(2) 20 shares per ADR

(3) EBITDA / Average Shares Outstanding

Access Lines

We added 1.6 million wireless postpaid subscribers in the second quarter, more than half of which came from Brazil, with Austria and Mexico contributing approximately 200 thousand subscribers each. We also disconnected 1.1 million prepaid subscribers in the period, including 793 thousand in Brazil and 399 thousand in Nicaragua, and ended the quarter with 278 million subscribers. Our mobile postpaid base was up 7.2% year-on-year, while our prepaid base was down 3.4%.

On the fixed line platform RGUs increased by 119 thousand clients as voice accesses declined 157 thousand, broadband accesses increased by 369 thousand and PayTV accesses were down 94 thousand. The reduction in voice and PayTV accesses were mostly in Brazil. One third of new broadband accesses came from Central America, with Brazil contributing 81 thousand client and Colombia 49 thousand. Fixed-voice accesses were nearly flat from a year before, while fixed-broadband accesses increased 6.0% year-on-year and PayTV declined 1.9%.

Wireless Subscribers as of June 2019

	Total(1) (Thousands)

Country	Jun ‘19	Mar ‘19	Var.%	Jun ‘18	Var.%

Argentina, Paraguay and Uruguay	24,417	24,370	0.2%	24,059	1.5%

Austria & CEE	21,180	20,941	1.1%	20,756	2.0%

Brazil	56,427	56,383	0.1%	59,004	-4.4%

Central America	15,450	15,841	-2.5%	16,074	-3.9%

Caribbean	6,064	5,980	1.4%	5,737	5.7%

Chile	6,725	6,720	0.1%	6,991	-3.8%

Colombia	30,144	29,887	0.9%	29,168	3.3%

Ecuador	8,356	8,308	0.6%	8,068	3.6%

Mexico	75,994	75,611	0.5%	74,412	2.1%

Peru	11,726	11,818	-0.8%	12,656	-7.4%

USA	21,435	21,599	-0.8%	22,126	-3.1%

Total Wireless Lines	277,916	277,458	0.2%	279,050	-0.4%

(1) Includes total subscribers of alt companies in which America Movil holds an economic interest; does not consider the date in which the companies started being consolidated.

Fixed-Line and Other Accesses (RGUs) as of June 2019

	Total(1) (Thousands)

Country	Jun ‘19	Mar ‘19	Var.%	Jun ‘18	Var.%

Argentina, Paraguay and Uruguay	924	833	11.0%	706	30.9%

Austria & CEE	6,172	6,182	-0.2%	6,142	0.5%

Brazil	34,800	34,993	-0.6%	35,791	-2.8%

Central America	6,958	6,867	1.3%	6,030	15.4%

Caribbean	2,545	2,545	0.0%	2,603	-2.2%

Chile	1,427	1,441	-1.0%	1,372	4.0%

Colombia	7,459	7,320	1.9%	6,960	7.2%

Ecuador	409	397	3.2%	375	9.0%

Mexico	22,311	22,350	-0.2%	21,892	1.9%

Peru	1,540	1,498	2.8%	1,436	7.2%

Total RGUs	84,544	84,425	0.1%	83,309	1.5%

(1) Fixed Line, Broadband and Television (Cable & DTH).

América Móvil Consolidated Results

New uncertainty regarding trade flows in the context of the so called trade wars with China helped bring about a greater deceleration in global economic activity, with ten-year U.S. Treasury interest rates continuing to fall in the latter part of the quarter. They ended June roughly 40 basis points below where they had been at the beginning of the quarter.

Even though U.S. interest rates were not expected to keep on rising, but were seen as falling in the latter months of the year, the U.S. dollar remained strong vs. most currencies, including most of the ones in Latam. Only the Mexican peso held its ground, appreciating in the second quarter against practically all our currencies: 1.3% vs. the dollar, 7.6% vs. the euro, 10.3% vs. the real, 15.6% vs. the Colombian peso and 90.5% vs. the Argentinean peso.

Second quarter revenues totaled 250 billion pesos and our EBITDA 78 billion pesos (IFRS16). Both our service revenues and our EBITDA declined in Mexican peso terms, 3.1% and 2.8% respectively (organic EBITDA), reflecting the fact that the results of our international operations were falling in Mexican peso terms on account of the strength of the peso. However, at constant exchange rates—excluding Argentina because of its hyperinflation—service revenues were seen to accelerate, expanding from 0.8% in the first quarter to 2.3% in the second one.

The acceleration of service revenue growth, mostly on the back of mobile revenues, was very evident in Mexico, Colombia and the U.S. The rate of growth of mobile service revenues nearly doubled to 4.7% at constant exchange rates, with fixed revenues staying mostly flat.

The fastest growing business lines by revenues were fixed-broadband, at 7.7% year-on-year and mobile postpaid revenues at 6.3%. Prepaid revenue growth also picked up to 3.4%, as did that of corporate networks, at 4.6%. On the other hand, the decline of PayTV revenues worsened to -4.2% but that of fixed-voice improved to –7.8%.

Mobile service revenues increased in most of our operations, rising 8.3% year-on-year in Mexico, 8.9% in Brazil and 6.9% in the Dominican Republic. They declined in Peru and Chile mostly on account of the reduction in interconnection rates that came into effect this year, but also on account of strong competition.

Fixed service revenues were up 8.5% in Colombia and 4.9% in Ecuador, with Brazil’s declining 2.5% weighed down by PayTV revenues, and Mexico’s by 1.3%.

Organic EBITDA growth at constant exchange rates picked up to 3.5% in the second quarter from -0.1% the preceding one. EBITDA growth accelerated in Mexico, to 4.7%, and in Colombia and Ecuador, to 8.4% and 6.9% respectively. Major changes took place in Peru—notwithstanding the decline in service revenues—with EBITDA increasing 15.6%; in Guatemala and in Costa Rica, both of which saw EBITDA expanding more than 10% from the prior year.

Our EBITDA margin came in at 31.3%; it was nearly 3 percentage points higher than where our organic margin would have been.

América Móvil’s Income Statement Millions of Mexican pesos

	2Q19(1)	2Q18(2)	Var.%	Jan - Jun 19(1)	Jan - Jun 18(2)	Var.%

Service Revenues	207,897	214,652	-3.1%	415,697	430,524	-3.4%

Equipment Revenues	42,186	42,324	-0.3%	80,038	79,993	0.1%

Total Revenues	250,083	256,975	-2.7%	495,736	510,517	-2.9%

Cost of Service	74,016	81,827	-9.5%	149,341	163,635	-8.7%

Cost of Equipment	41,938	42,230	-0.7%	81,123	82,017	-1.1%

Selling, General & Administrative Expenses	54,795	57,886	-5.3%	109,472	115,741	-5.4%

Others	1,181	1,526	-22.6%	2,598	3,609	-28.0%

Total Costs and Expenses	171,930	183,470	-6.3%	342,534	365,003	-6.2%

EBITDA	78,153	73,506	6.3%	153,201	145,513	5.3%

% of Total Revenues	31.3%	28.6%		30.9%	28.5%

Depreciation & Amortization	41,387	39,377	5.1%	81,049	80,789	0.3%

EBIT	36,766	34,129	7.7%	72,153	64,724	11.5%

% of Total Revenues	14.7%	13.3%		14.6%	12.7%

Net Interest Expense	9,228	7,270	26.9%	17,992	14,840	21.2%

Other Financial Expenses	4,824	-5,158	193.5%	5,498	9,261	-40.6%

Foreign Exchange Loss	-2,167	30,219	-107.2%	-10,417	7,315	-242.4%

Comprehensive Financing Cost (Income)	11,885	32,330	-63.2%	13,073	31,417	-58.4%

Income & Deferred Taxes	10,280	673	n.m.	24,286	13,278	82.9%

Net Income before Minority Interest and Equity Participation in Results of Affiliates	14,602	1,125	n.m.	34,794	20,029	73.7%

Equity Participation in Results of Affiliates	-2	-20	90.2%	14	-6	316.8%

Minority Interest	-535	-671	20.3%	-1,299	-822	-58.0%

Net Income	14,065	435	n.m.	33,509	19,200	74.5%

(1) Under IFRS 16.

(2) Under IAS 17.

n.m. Not meaningful.

Our operating profits were up 7.7% to 36.8 billion pesos. Our comprehensive financing cost, 11.9 billion pesos, was down 63.2% from the prior year, thanks to our having posted a 2.2 billion foreign exchange profit this quarter as compared to a 30.2 billion loss in the year-earlier quarter. The operating profits and foreign exchange gains were instrumental in our turning a 14.1 billion pesos net profit in the period, equivalent to 0.21 peso cents per share or 0.22 dollar cents per ADR.

Our net debt ended June at 686.4 billion pesos, including the capitalized portion of our lease obligations per IFRS 16. Excluding these, it stood at 570.4 billion pesos, roughly flat relative to the year-earlier quarter. In cash flow terms our net debt increased 19.6 billion pesos in the six months to June.

Our capital outlays included capital expenditures of 66.3 billion pesos, acquisitions of 6.3 billion pesos (the operation of Telefonica in Guatemala, which closed in January) and contributions to pension funds in the amount of 12 billion pesos.

Balance Sheet - América Móvil Consolidated Millions of Mexican Pesos

	Jun ‘19	Dec ‘18	Var.%		Jun ‘19	Dec ‘18	Var.%

Current Assets				Current Liabilities

Cash, Marketable Securities & Other Short Term Investments	81,588	70,676	15.4%	Short Term Debt*	158,553	96,231	64.8%

Accounts Receivable	226,500	221,514	2.3%	Lease-Related Debt	27,479

Other Current Assets	21,657	16,560	30.8%	Accounts Payable	286,324	278,391	2.8%

Inventories	38,632	40,305	-4.2%	Other Current Liabilities	88,350	92,469	-4.5%

	368,377	349,056	5.5%		560,706	467,091	20.0%

Non Current Assets				Non Current Liabilities

Plant & Equipment	752,683	640,001	17.6%	Long Term Debt	493,432	542,692	-9.1%

Investments in Affiliates	3,091	3,133	-1.3%	Lease-Related Debt	88,507

				Other Liabilities	165,240	173,568	-4.8%

Deferred Assets					747,179	716,260	4.3%

Goodwill (Net)	147,713	145,566	1.5%

Intangible Assets	122,222	122,138	0.1%	Shareholder’s Equity	249,323	245,872	1.4%

Deferred Assets	163,123	169,330	-3.7%

Total Assets	1,557,209	1,429,223	9.0%	Total Liabilities and Equity	1,557,209	1,429,223	9.0%

* Includes current portion of Long Term Debt.

Financial Debt of América Móvil* Millions

	Jun -19	Dec -18

Peso - denominated debt (MxP)	77,525	72,501

Bonds and other securities	58,025	68,001

Banks and others	19,500	4,500

U.S. Dollar - denominated debt (USD)	9,719	9,947

Bonds and other securities	8,976	9,353

Banks and others	743	594

Euro - denominated Debt(1) (EUR)	11,317	11,281

Bonds and other securities	11,022	11,036

Banks and others	295	245

Sterling - denominated Debt (GBP)	2,750	2,750

Bonds and other securities	2,750	2,750

Reais - denominated Debt (BRL)	7,476	6,480

Bonds and other securities	7,475	6,475

Banks and others	1	5

Debt denominated in other currencies (MxP)	16,041	14,203

Bonds and other securities	6,241	6,240

Banks and others	9,800	7,963

Total Debt (MxP)	630,213	638,922

Cash, Marketable Securities and Short Term Financial Investments(1) (MxP)	59,815	70,676

Net Debt (MxP)	570,397	568,246

* This table does not include the effect of forwards and derivatives used to hedge our foreign exchange exposure.

(1) We are not considering in our debt the one billion euro bond due October 2019 which has been called and will be paid on July 22nd, 2019, which was refinanced by a new euro denominated bond in the same amount.

Mexico

We ended the quarter with 76 million wireless subs in Mexico after adding 204 thousand prepaid and 179 thousand postpaid subs in the second quarter. On the fixed-line platform we had 22.3 million clients at the end of June, 1.9% more than a year-before, with fixed-broadband accesses expanding 3.8% in the period.

Second quarter revenues rose 3.4% from the prior year to 73.3 billion pesos. Service revenue growth picked up to 4.5% year-on-year from 1.6% the prior quarter, with mobile service revenues expanding 8.3% vs. 5.7% in the first quarter, and with the decline in fixed-line service revenues decelerating from -4.6% to -1.3%.

On the mobile platform prepaid revenue growth accelerated to 10.5% year-on-year whereas postpaid revenue growth remained in the 6% range. Mobile ARPUs were up 6.2% to 149 pesos as data traffic per client more than doubled, increasing 2.3 times from the year-earlier quarter, and MOUs continued to expand—they reached 536 minutes, the highest level among all of our Latin American operations.

On the fixed-line platform there was a significant improvement in revenues from corporate networks, which posted a 12.6% increase from the year-earlier quarter while fixed-voice revenues reduced their rate of decline—although they are still falling 4.7% relative to the year before.

Mexico’s EBITDA totaled 27.2 billion pesos under IFRS 16. Organic EBITDA growth stood at 4.7% year-on-year, which implies a margin expansion of 0.5 percentage points from a year-earlier quarter.

Telcel and Telmex have substantially increased their investments in Mexico to expand coverage with leading edge technologies to those areas that lack telecom service, especially in the Southeast of the country were penetration levels have remained below the country’s average. Greater connectivity is essential for the rapid development of the region.

We are committed to the improvement of telecommunication services in the Mesoamerican region as part of a comprehensive development program designed by the governments of Mexico, the United States and several Central American countries with the participation of several renowned institutions including the Carlos Slim Foundation that is focusing on health and education.

INCOME STATEMENT - Mexico Millions of MxP

	2Q19(1)	2Q18(2)	Var.%	Jan - Jun 19(1)	Jan - Jun 18(2)	Var.%

Total Revenues*	73,307	70,922	3.4%	140,548	136,847	2.7%

Total Service Revenues	53,437	51,129	4.5%	104,829	101,712	3.1%

Wireless Revenues	52,271	49,088	6.5%	99,238	93,341	6.3%

Service Revenues	33,680	31,103	8.3%	65,894	61,587	7.0%

Equipment Revenues	18,591	17,985	3.4%	33,344	31,754	5.0%

Fixed Line and Other Revenues	20,684	21,415	-3.4%	40,722	42,739	-4.7%

EBITDA	27,223	23,838		52,041	46,268

% total revenues	37.1%	33.6%		37.0%	33.8%

EBIT	18,437	16,450		34,577	31,209

%	25.2%	23.2%		24.6%	22.8%

* Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues include other income.

(1) Under IFRS 16.

(2) Under IAS 17.

Mexico Operating Data

	2Q19	2Q18	Var.%

Wireless Subscribers (thousands)	75,994	74,412	2.1%

Postpaid	13,892	13,131	5.8%

Prepaid	62,102	61,281	1.3%

MOU	536	522	2.7%

ARPU (MxP)(1)	149	140	6.2%

Churn (%)	4.1%	4.2%	(0.1)

Revenue Generating Units (RGUs)*	22,311	21,892	1.9%

Fixed Lines	12,589	12,523	0.5%

Broadband	9,722	9,369	3.8%

* Fixed Line and Broadband,

(1) Under IFRS 15.

Argentina, Paraguay and Uruguay

At the end of June we had 24.4 million wireless subscribers, 1.5% more than a year before, after net additions of 47 thousand in the quarter, most of them postpaid. Our fixed access base rose 30.9% to 924 thousand RGUs.

For comparison purposes all comments in this section related to annual variations of the presented period for Argentina refer to figures in constant peso terms: adjusted for inflation. Both Uruguay and Paraguay are presented in nominal terms.

Total revenues for Argentina declined 7.0% with mobile service revenues that were down 7.2%, as clients are still reducing their consumption levels in line with the contraction of purchasing power; effect that has been more hardly felt in the prepaid segment. On the other hand, fixed service revenues expanded 23.2% with solid growth in broadband and corporate services.

In Paraguay service revenues increased 8.5%—in local currency terms—over the year after several quarters of steady improvements stemming from PayTV and prepaid revenue growth; while in Uruguay, service revenues were 7.4% higher than a year before.

In an effort to maintain profitability and manage costs that are pegged to inflation, we have been able to reduce our expenses by 13.6% in Argentina; in absolute terms EBITDA declined 4.5% year-on-year yet, the margin was up 100 basis points, all under the prior accounting methodology.

In Paraguay, EBITDA rose 7.3% but in Uruguay it declined 23.1% due to a substantial increase in interconnection costs. Stripping out the effects of payments to other networks, Uruguay would have registered an EBITDA increase of 23.2%.

INCOME STATEMENT - Argentina, Paraguay & Uruguay Millions of ARP

	2Q19(1)	2Q18(2)	Var.%	Jan - Jun 19(1)	Jan - Jun 18(2)	Var.%

Total Revenues*	22,580	15,178	48.8%	43,157	29,532	46.1%

Total Service Revenues	18,659	12,337	51.2%	35,519	23,919	48.5%

Wireless Revenues	20,663	14,163	45.9%	39,503	27,629	43.0%

Service Revenues	16,542	11,202	47.7%	31,527	21,776	44.8%

Equipment Revenues	4,121	2,961	39.2%	7,977	5,853	36.3%

Fixed Line and Other Revenues	2,117	1,135	86.5%	3,992	2,143	86.3%

EBITDA	9,119	5,616		17,222	10,847

% total revenues	40.4%	37.0%		39.9%	36.7%

EBIT	6,871	4,381		12,836	8,475

%	30.4%	28.9%		29.7%	28.7%

* Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues include other income.

(1) Under IFRS 16.

(2) Under IAS 17.

Argentina, Paraguay & Uruguay Operating Data

	2Q19	2Q18	Var.%

Wireless Subscribers (thousands)(1)	24,417	24,059	1.5%

Postpaid	9,047	8,929	1.3%

Prepaid	15,369	15,130	1.6%

MOU	76	76	-0.6%

ARPU (ARP)(2)	225	155	45.4%

Churn (%)	2.2%	2.1%	0.1

Revenue Generating Units (RGUs)*	924	706	30.9%

* Fixed Line, Broadband and Television.

(1) Hybrid subscribers are now included in our postpaid figures

(2) Under IFRS 15.

Brazil

Claro remained the market leader in postpaid subscriber gains in the second quarter, adding 837 thousand subscribers in the period; in the prepaid segment, we disconnected 793 thousand subs. On the fixed line platform we added 81 thousand broadband accesses, but disconnected 113 thousand landlines and 161 thousand PayTV units. Altogether we ended June with 34.8 million fixed-RGUs and 56.4 million subs.

Revenues rose 1.1% annually to nearly nine billion reais, driven by service revenue growth that accelerated to 1.3% year-on-year from 0.7% the prior quarter. The main drivers of revenue growth are still fixed-broadband and postpaid revenues, up 13.2% and 11.2% respectively.

Postpaid revenue growth continued to pick up, reaching 11.2%, while prepaid revenues posted a 3.0% increase, their best performance since the second quarter of 2015. Mobile ARPU was up 13.8% year-on-year as data consumption per user nearly doubled and MOUs rose 32%.

On the fixed-line platform PayTV revenues continued to decline, falling 8.5% relative to the prior year, as did fixed-voice revenues, down 18%.

Second quarter EBITDA of 3.3 billion reais was equivalent to 37.2% of revenues. On a comparable basis, our organic EBITDA rose 4.7% year-on-year and the EBITDA margin climbed 1.1 percentage points.

In residential services, our footprint is growing fast through FTTH deployment in more than 51 new cities. We are reaching a strong market share position in these geographies and leading ultrabroadband adoption around Brazil. Recently we launched NET 4K, a new offering that merges traditional linear channels, on-demand content and Netflix.

Combo Multi is leading convergence of fixed and mobile services, providing the best value for price in the market and delivering the most complete and convenient solution for our customers.

INCOME STATEMENT - Brazil Millions of BrL

	2Q19(1)	2Q18(2)	Var.%	Jan - Jun 19(1)	Jan - Jun 18(2)	Var.%

Total Revenues*	8,982	8,880	1.1%	17,922	17,707	1.2%

Total Service Revenues	8,702	8,591	1.3%	17,360	17,186	1.0%

Wireless Revenues	3,361	3,118	7.8%	6,659	6,182	7.7%

Service Revenues	3,093	2,841	8.9%	6,119	5,687	7.6%

Equipment Revenues	269	278	-3.3%	540	495	9.1%

Fixed Line and Other Revenues	5,609	5,751	-2.5%	11,241	11,499	-2.2%

EBITDA	3,339	2,846		6,646	5,682

% total revenues	37.2%	32.0%		37.1%	32.1%

EBIT	1,351	767		2,714	1,480

%	15.0%	8.6%		15.1%	8.4%

* Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues include other income.

(1) Under IFRS 16.

(2) Under IAS 17.

Brazil Operating Data

	2Q19	2Q18	Var.%

Wireless Subscribers (thousands)	56,427	59,004	-4.4%

Postpaid	25,315	21,807	16.1%

Prepaid	31,112	37,197	-16.4%

MOU(1)	146	111	32.0%

ARPU (BrL)(2)	18	16	13.8%

Churn (%)	3.9%	3.8%	0.1

Revenue Generating Units (RGUs)*	34,800	35,791	-2.8%

* Fixed Line, Broadband and Television.

(1) We modified the methodology for calculating MOUs. We no longer include M2M subscribers.

(2) Under IFRS 15.

Chile

Our wireless subscriber base ended the quarter with 6.7 million subs, 3.8% below last year. Postpaid net additions were 65 thousand—bringing the postpaid base up by 9.9%—while in prepaid we disconnected 60 thousand clients. Fixed-RGUs totaled 1.4 million, up 4.0%, driven by broadband accesses that expanded 7.4%.

Second quarter revenues remained practically unchanged at 212 billion Chilean pesos. Mobile service revenues declined 11.5% partly as a result of an 80% mobile termination rate cut carried out in January. In absence of such change, service revenues would have fallen 6.0%. The annual comparison is also affected by changes in the allocation of service and equipment revenues that began in September 2018, in line with industry standards.

Fixed service revenues—45% of the total—expanded 4.7% with growth in all business lines. Corporate services have become a relevant business line with revenues growing 15.6% year-on-year.

Under IRFS16 standards, EBITDA came in at 41.7 billion Chilean pesos and the EBITDA margin stood at 19.7% of revenues. On a comparable basis, EBITDA declined 23.8%.

INCOME STATEMENT - Chile Millions of ChPL

	2Q19(1)	2Q18(2)	Var.%	Jan - Jun 19(1)	Jan - Jun 18(2)	Var.%

Total Revenues*	212,171	211,843	0.2%	417,853	406,218	2.9%

Total Service Revenues	170,287	178,919	-4.8%	339,652	354,934	-4.3%

Wireless Revenues	134,995	138,380	-2.4%	263,051	260,601	0.9%

Service Revenues	93,406	105,497	-11.5%	186,774	209,391	-10.8%

Equipment Revenues	41,589	32,883	26.5%	76,277	51,210	48.9%

Fixed Line and Other Revenues	77,008	73,422	4.9%	153,005	145,543	5.1%

EBITDA	41,712	41,205		84,762	75,526

% total revenues	19.7%	19.5%		20.3%	18.6%

EBIT	-33,998	-15,468		-48,431	-37,666

%	-16.0%	-7.3%		-11.6%	-9.3%

* Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as welt as international intercompany transactions. Total revenues include other income,

(1) Under IFRS 16.

(2) Under IAS 17.

Chile Operating Data

	2Q19	2Q18	Var.%

Wireless Subscribers (thousands)	6,725	6,991	-3.8%

Postpaid	2,192	1,994	9.9%

Prepaid	4,533	4,996	-9.3%

MOU	171	156	9.7%

ARPU (ChP)(1)	5,241	5,185	1.1%

Churn (%)	6.3%	5.7%	0.6

Revenue Generating Units (RGUs)*	1,427	1,372	4.0%

* Fixed Line, Broadband and Television.

(1) Under IFRS 15.

Colombia

We added 257 thousand wireless subscribers in the second quarter bringing our wireless subscriber base to 30.1 million, up 3.3% year-on-year. Postpaid net additions reached 118 thousand; in June our postpaid base was up 4.8% to 7.1 million. Fixed-RGUs rose 7.2% year-on-year to 7.5 million after adding 138 thousand RGUs in the quarter, including 49 thousand new broadband accesses and 46 thousand PayTV units.

Total revenues reached 3.1 trillion Colombian pesos, as service revenues accelerated to 5.2% from 3.4% the precedent quarter. Mobile service revenue growth increased to 3.3% from 0.8% in the first quarter and -1.7% in the fourth quarter of last year. Postpaid revenues started to recover in the first quarter of 2019 and are now expanding at a pace of 6.1% year-on-year. In the prepaid segment, the revenue decline decelerated to -1.9%, from -7.9% in the prior quarter. Mobile ARPU was up 6.9% year-on-year with MOUs increasing nearly 30% to 260 minutes.

Fixed service revenues increased 8.5% on the back of very steady corporate network and broadband service revenue growth, at 13.1% and 11.4% respectively; fixed voice revenues expanded 9.5% and those from PayTV 5.9%.

The EBITDA figure for the quarter came in at 1.4 trillion Colombian pesos representing an EBITDA margin of 43.7% of revenues. On a comparable basis EBITDA was 8.4% higher than a year before with the EBITDA margin increasing 50 basis points as we continued to enforce our cost control programs.

INCOME STATEMENT - Colombia Billions of COP
	2Q19(1)	2Q18(2)	Var.%	Jan - Jun 19(1)	Jan - Jun 18(2)	Var.%
Total Revenues*	3,101	2,892	7.2%	6,032	5,701	5.8%
Total Service Revenues	2,394	2,275	5.2%	4,758	4,560	4.3%
Wireless Revenues	2,156	2,021	6.6%	4,159	3,993	4.2%
Service Revenues	1,484	1,436	3.3%	2,961	2,901	2.0%
Equipment Revenues	672	586	14.8%	1,199	1,092	9.8%
Fixed Line and Other Revenues	929	856	8.5%	1,831	1,687	8.5%
EBITDA	1,354	1,192		2,638	2,338
%	43.7%	41.2%		43.7%	41.0%
EBIT	776	680		1,496	1,339
%	25.0%	23.5%		24.8%	23.5%

* Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues include other income.

(1) Under IFRS 16.

(2) Under IAS 17.

Colombia Operating Data
	2Q19	2Q18	Var.%
Wireless Subscribers* (thousands)	30,144	29,168	3.3%
Postpaid	7,115	6,787	4.8%
Prepaid	23,029	22,381	2.9%
MOU(1)	260	202	28.8%
ARPU (COP)(2)	17,487	16,355	6.9%
Churn (%)	4.8%	4.6%	0.2
Revenue Generating Units (RGUs)**	7,459	6,960	7.2%

* Due to differences in the policy for accounting active subscribers, the figures in this report are different from those published by the Ministry of Communications of Colombia (MinTIC).

** Fixed Line, Broadband and Television.

(1) We modified the methodology for calculating MOUs. We no longer include M2M subscribers.

(2) Under IFRS 15.

Ecuador

We added 47 thousand wireless subscribers in the second quarter to finish June with 8.4 million wireless subscribers, 3.6% more than a year before. RGUs expanded 9.0% to 409 thousand accesses, all broadband.

The quarter’s revenues remined practically unchanged at 334 million dollars from a year before but have begun to grow again after several quarters of mild declines, increasing 2.4% sequentially driven by prepaid service revenues. Fixed service revenues of 22 million dollars were up 4.9% annually driven by broadband revenues that increased 12.6%.

Second quarter EBITDA came in at 146 million dollars, with the EBITDA margin equivalent to 43.6% of revenues under IFRS16. On a comparable basis, EBITDA was up 6.9% in absolute terms as the margin climbed 2.6 percentage points helped along by lower promotional costs.

INCOME STATEMENT - Ecuador Millions of Dollars
	2Q19(1)	2Q18(2)	Var.%	Jan - Jun 19(1)	Jan - Jun 18(2)	Var.%
Total Revenues*	334	334	0.1%	660	648	1.9%
Total Service Revenues	279	279	-0.1%	551	551	0.1%
Wireless Revenues	310	310	-0.1%	613	605	1.5%
Service Revenues	257	258	-0.5%	508	510	-0.5%
Equipment Revenues	54	53	1.9%	106	94	12.0%
Fixed Line and Other Revenues	23	22	3.5%	46	43	5.5%
EBITDA	146	130		284	253
% total revenues	43.6%	38.8%		43.0%	39.0%
EBIT	89	78		170	149
%	26.6%	23.3%		25.7%	23.0%

* Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues include other income.

(1) Under IFRS 16.

(2) Under IAS 17.

Ecuador Operating Data
	2Q19	2Q18	Var.%
Wireless Subscribers (thousands)	8,356	8,068	3.6%
Postpaid	2,657	2,572	3.3%
Prepaid	5,699	5,495	3.7%
MOU	443	414	7.0%
ARPU (USS)(1)	10	11	-4.3%
Churn (%)	4.3%	4.8%	(0.4)
Revenue Generating Units (RGUs)*	409	375	9.0%

* Fixed Line, Broadband and Television.

(1) Under IFRS 15.

Peru

We ended June with 11.7 million wireless subscribers after disconnecting 92 thousand prepaid subs in the quarter. Fixed RGUs of 1.5 million were up 7.2% year-on-year driven by broadband accesses that were up 13.3%.

Total revenues declined 0.5% to 1.3 billion soles with equipment revenues rising 15.1% and service revenues falling 5.2%. Mobile service revenues fell 6.5% which compares to a contraction of 12% in the prior quarter. Mobile termination rates were reduced 70% in January; adjusting for this effect, mobile service revenues would have fallen 3.4%. Postpaid revenues are recovering slightly faster than prepaid.

The quarter’s EBITDA totaled 353 million soles and was equivalent to 28.0% of revenues. Under the prior accounting methodology, EBITDA posted a 15.6% increase and the margin climbed 3.5 percentage points. The improvement is linked for the most part to a reduction in subsidies that are still pretty high for the region, and to a lesser extent to an improvement in net interconnection revenues.

INCOME STATEMENT - Peru Millions of Soles
	2Q19(1)	2Q18(2)	Var.%	Jan - Jun 19(1)	Jan - Jun 18(2)	Var.%
Total Revenues*	1,262	1,268	-0.5%	2,525	2,603	-3.0%
Total Service Revenues	922	973	-5.2%	1,848	1,995	-7.4%
Wireless Revenues	1,047	1,053	-0.6%	2,086	2,169	-3.8%
Service Revenues	716	766	-6.5%	1,431	1,578	-9.3%
Equipment Revenues	331	287	15.1%	655	590	11.0%
Fixed Line and Other Revenues	206	207	-0.4%	417	418	-0.3%
EBITDA	353	271		706	587
% total revenues	28.0%	21.4%		27.9%	22.5%
EBIT	106	82		225	213
%	8.4%	6.5%		8.9%	8.2%

* Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues include other income.

(1) Under IFRS 16.

(2) Under IAS 17.

Peru Operating Data
	2Q19	2Q18	Var.%
Wireless Subscribers (thousands)	11,726	12,656	-7.4%
Postpaid	4,095	4,205	-2.6%
Prepaid	7,631	8,452	-9.7%
MOU	269	241	12.0%
ARPU (Sol)(1)	20	20	0.4%
Churn (%)	5.8%	6.1%	(0.2)
Revenue Generating Units (RGUs)*	1,540	1,436	7.2%

* Fixed Line, Broadband and Television.

(1) Under IFRS 15.

Central America

Our combined operations in Central America ended June with 15.5 million wireless subscribers. Our base showed a significant decline following disconnections of 406 thousand subs in Nicaragua given the economic and political conditions in the country. Fixed-RGUs were just shy of seven million, having increased 12.0% over the year as broadband accesses rose 18.9%.

We consolidate the recently acquired operations of Telefónica Guatemala from February 1st; financial indicators in this section of the report are presented pro forma.

Revenues of 605 million dollars were 5.6% lower than a year before with service revenues falling 3.8%. Guatemala accounts for over 40% of the region’s revenues. Service revenues declined 1.5% year on year dragged by fixed service revenues that came down 5.1%. We are making good progress with the consolidation of our recently acquired assets, however EBITDA was down in the period due to lower profitability of the new company.

In El Salvador, our second largest operation, we saw service revenues rising 4.0% with mobile service revenues growing twice as rapidly on the back of strong prepaid growth. EBITDA was up nearly 9% as compared to the prior year. Then comes Nicaragua, that is undergoing a tough economic crisis that led service revenues down 7.1%. We have been making important efforts to adjust our cost base and the decline in EBITDA was only 1.6%.

In the smaller markets we saw good trends in Costa Rica and Panama where service revenues increased 5.1% and 3.6%, respectively. In the former, where we started operations from scratch, we have seen solid growth on both the fixed and the mobile platforms; in the latter, growth derives from better performance in the mobile prepaid segment. As regards EBITDA, we also had major improvements in both markets, although from a small base. In Honduras, service revenues contracted 0.7% and EBITDA fell sharply as costs related to energy and salaries, among others, have increased as well as bad debt as economic conditions in the country have deteriorated.

We invested over 300 million dollars in the acquisition of Telefonica’s operations in Guatemala and expect to invest a similar amount in El Salvador, acquiring also Telefonica’s operation in the country, once we receive the authorization from the relevant authorities. In addition we have materially stepped up our overall investments in the Central American region which is expected to undergo a major structural transformation in the coming years with increased infrastructure and social services. The Mesoamerica project established by the U.S. government together with various Central American countries and with Mexico will channel new resources to the region, with the participation of several private and multilateral organizations.

INCOME STATEMENT - Central America Pro forma Millions of Dollars
	2Q19(1)	2Q18(2)	Var.%	Jan - Jun 19(1)	Jan - Jun 18(2)	Var.%
Total Revenues*	605	641	-5.6%	1,215	1,281	-5.1%
Total Service Revenues	521	542	-3.8%	1,048	1,084	-3.3%
Wireless Revenues	414	441	-6.1%	828	872	-5.1%
Service Revenues	342	355	-3.9%	682	704	-3.1%
Equipment Revenues	72	86	-15.3%	145	168	-13.5%
Fixed Line and Other Revenues	186	196	-5.4%	380	399	-4.9%
EBITDA	209	203		444	410
% total revenues	34.6%	31.8%		36.5%	32.0%
EBIT	60	76		146	151
%	9.9%	11.8%		12.0%	11.8%

* Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues include other income.

(1) Under IFRS 16.

(2) Under IAS 17.

Central America Operating Data
	2Q19	2Q18	Var.%
Wireless Subscribers (thousands)	15,450	16,074	-3.9%
Postpaid	2,507	2,439	2.8%
Prepaid	12,943	13,635	-5.1%
MOU(1)	146	155	-5.5%
ARPU (USS)(2)	7	7	2.5%
Churn (%)	6.6%	6.9%	(03)
Revenue Generating Units (RGUs)*	6,958	6,030	15.4%

* Fixed Line, Broadband and Television.

(1) We modified the methodology for calculating MOUs. We no longer include M2M subscribers.

(2) Under IFRS 15.

Caribbean

Our combined subscriber base ended June with 6.1 million wireless clients, 5.7% more than a year before. In the Dominican Republic we added 75 thousand subscribers bringing the base up 6.0%, while in Puerto Rico we had net subscriber gains of nine thousand. In the fixed line segment, we ended June with 2.5 million units of which 1.9 million are in the Dominican Republic.

Total revenues increased 5.0% In the Dominican Republic with service revenue growth of 4.8%. Mobile service revenues were up 6.9% supported by strong prepaid revenues that have increased on the back of data services. Fixed-line service revenues grew 2.4% with broadband and PayTV revenues rising 12.8% and 11.3%, respectively, whereas fixed voice revenues came down 8.2% following a contraction of long distance revenues of 27.5%. EBITDA was up 6.4% and the margin rose 60 basis points under comparable accounting standards.

In Puerto Rico second quarter revenues declined 13.4% as compared to the prior year when we had booked extraordinary revenues associated to government aid and insurance claims; adjusting for these, revenues would have been practically flat relative to the year-earlier quarter. On a comparable basis, adjusting for the above, mobile service revenues rose 4.1% while fixed service revenues expanded 33% driven by broadband services, a reflection of the gradual normalization of fixed-line telecom services in the island. EBITDA would have been nearly four times higher than that of the prior year under prior accounting standards and excluding extraordinary effects.

INCOME STATEMENT - Caribbean Millions of Dollars
	2Q19(1)	2Q18(2)	Var.%	Jan - Jun 19(1)	Jan - Jun 18(2)	Var.%
Total Revenues*	451	478	-5.6%	901	954	-5.5%
Total Service Revenues	402	405	-0.8%	801	800	0.1%
Wireless Revenues	265	262	1.1%	530	519	2.1%
Service Revenues	216	207	4.0%	430	415	3.7%
Equipment Revenues	49	55	-10.1%	100	105	-4.3%
Fixed Line and Other Revenues	189	201	-6.1%	377	392	-3.8%
EBITDA	148	145		296	273
% total revenues	32.9%	30.3%		32.8%	28.7%
EBIT	60	79		132	139
%	13.4%	16.6%		14.6%	14.6%

* Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues include other income.

(1) Under IFRS 16.

(2) Under IAS 17.

Caribbean Operating Data
	2Q19	2Q18	Var.%
Wireless Subscribers (thousands)	6,064	5,737	5.7%
Postpaid	1,975	1,900	4.0%
Prepaid	4,089	3,837	6.6%
MOU(1)	239	261	-8.4%
ARPU (US$)(2)	12	12	-14%
Churn (%)	3.5%	3.8%	-0.3
Revenue Generating Units (RGUs)*	2,545	2,603	-2.2%

* Fixed Line, Broadband and Television.

(1) We modified the methodology for calculating MOUs. We no longer include M2M subscribers.

(2) Under IFRS 15.

United States

Our wireless subscriber base ended June with 21.4 million subscribers, 3.1% less than a year before, after net disconnections of 164 thousand in the second quarter, compared to 635 thousand in the same quarter of 2018. Excluding SafeLink net disconnections for the quarter were 72 thousand whereas we registered 206 thousand in the year earlier quarter.

Our second quarter revenues, nearly two billion dollars, were up 3.9% as equipment revenues rose 21.5% over the year and service revenues increased 1.4%, compared to 0.6% the prior quarter. At 26 dollars per subscriber, ARPU was 5.5% higher than a year before.

EBITDA of 177 million dollars was up 8.2% year-on-year; the EBITDA margin, 8.9%, was 40 basis points higher than in 2018.

INCOME STATEMENT - United States Millions of Dollars

	2Q19	2Q18	Var.%	Jan - Jun 19	Jan - Jun 18	Var.%

Total Revenues	1,998	1,923	3.9%	3,990	3,927	1.6%

Service Revenues	1,709	1,684	1.4%	3,399	3,364	1.0%

Equipment Revenues	289	238	21.5%	592	563	5.1%

EBITDA	177	164	8.2%	301	316	-4.8%

% total revenues	8.9%	8.5%		7.5%	8.1%

EBIT	159	144	9.9%	263	277	-4.9%

%	7.9%	7.5%		6.6%	7.0%

United States Operating Data

	2Q19	2Q18	Var.%

Wireless Subscribers (thousands)	21,435	22,126	-3.1%

Straight Talk	9,329	8,993	3.7%

SafeLink	2,568	3,265	-21.4%

Other Brands	9,539	9,868	-3.3%

MOU	577	538	7.4%

ARPU (US$)	26	25	5.5%

Churn (%)	3.7%	4.2%	(0.5)

Telekom Austria Group

We ended June with a total of 21.2 million wireless subscribers, 2.0% more than a year before. On the postpaid segment our base was up 4.4% over the year with growth in all markets except for Bulgaria due to a SIM-card cleanup.

Contract additions for the quarter added up to 287 thousand including 211 thousand in Austria. Prepaid subscribers declined 5.7% after net disconnections of 48 thousand, including 88 thousand in Austria as a result of regulations implemented at the beginning of 2019 that require registering SIM cards. Fixed-RGUs increased 0.5% year-on-year with solid growth of broadband accesses in all markets except for Austria and Belarus.

Group revenues increased 2.6% with service revenues rising in all markets. Fixed service revenues expanded 3.8%, growing in all markets but Macedonia, with particularly strong growth in ICT solutions and connectivity revenues in Austria and Bulgaria. On the mobile segment, group service revenues of 515 million euros were up 2.3% year-on-year. In Austria, service revenues from mobile WiFi routers offset the reduction of roaming and interconnection revenues, whereas in the group’s international operations, mobile service revenues increased 4.8% annually.

The Group’s EBITDA was up 2.7%—excluding restructuring charges, one-offs, and FX variations—to 406 million euros, equivalent to 36.1% of revenues. In our operations in Eastern Europe EBITDA increased 5.1%, with all segments showing annual growth, which was particularly strong in Bulgaria and Croatia. In Austria, after restructuring charges EBITDA was up 0.8%.

INCOME STATEMENT (In accordance with IFRS 16) - A1 Telekom Austria Group

Millions of Euros

	2Q19	2Q18	Var.%	Jan - Jun 19	Jan - Jun 18	Var.%

Total Revenues	1,123	1,094	2.6%	2,212	2,167	2.1%

Total service revenues	944	916	3.0%	1,868	1,815	2.9%

Wireless service revenues	515	504	2.3%	1,010	991	1.9%

Fixed-line service revenues	428	413	3.8%	858	824	4.2%

Equipment revenues	150	152	-1.3%	293	305	-4.0%

Other operating income	29	26	10.8%	51	47	7.4%

EBITDA	392	397	-1.4%	766	785	-2.4%

% total revenues	34.9%	36.3%		34.6%	36.2%

Adjusted EBITDA(1)	413	398	3.9%	808	785	2.9%

% total revenues	36.8%	36.3%		36.5%	36.2%

EBIT	155	101	53.8%	295	162	81.6%

% total revenues	13.8%	9.2%		13.3%	7.5%

For further detail please visit www.a1.group/en/investor-relations

(1) Does not include restructuring charges in Austria.

A1 Telekom Austria Group Operating Data

	2Q19	2Q18	Var.%

Wireless Subscribers (thousands)	21,180	20,756	2.0%

Postpaid	16,583	15,883	4.4%

Prepaid	4,596	4,873	-5.7%

MOU(1)	366	352	4.0%

ARPU (Euros)	8	8	0.5%

Churn (%)	1.5%	1.6%	(0.1)

Revenue Generating Units (RGUs)*	6,172	6,142	0.5%

* Fixed Line, Broadband and Television.

(1) We modified the methodology for calculating MOUs. We no longer include M2M subscribers.

Appendix 1: Income Statement Reconciliation from IAS 17 to IFRS 16

América Móvil’s Income Statement

Millions of Mexican pesos	Jan - Jun 19 IAS 17	Changes brought about by IFRS 16	Jan - Jun 19 IFRS 16

Total Costs and Expenses	356,332	(13,798)	342,534
EBITDA	139,404	13,798	153,201

Depreciation & Amortization	69,234	11,815	81,049

EBIT	70,170	1,983	72,153

Net Interest Expense	13,899	4,093	17,992

Other Financial Expenses	5,498		5,498

Foreign Exchange Loss	(10,417)		(10,417)

Comprehensive Financing Cost (Income)	8,980	4,093	13,073

Income & Deferred Taxes	24,368	(83)	24,286

Net Income before Minority Interest and Equity Participation in Results of Affiliates	36,822	(2,027)	34,794

Equity Participation in Results of Affiliates	14		14

Minority Interest	(1,299)		(1,299)

Net Income	35,536	(2,027)	33,509

Appendix 2: Balance Sheet Reconciliation from IAS 17 to IFRS 16

Balance Sheet - América Móvil Consolidated

Millions of Mexican Pesos	Jun ‘19 IAS 17	Changes brought about by IFRS 16	Jun ‘19 IFRS 16		Jun ‘19 IAS 17	Changes brought about by IFRS 16	Jun ‘19 IFRS 16

Current Assets	368,377		368,377	Current Liabilities

				Short Term Debt*	158,553		158,553

				Lease-Related Debt		27,479	27,479

				Other Current Liabilities	373,899	775	374,674

					532,452	28,254	560,706

Non Current Assets	1,074,042	114,790	1,188,832	Non Current Liabilities

				Long Term Debt	493,432		493,432

				Lease-Related Debt		88,507	88,507

				Other Liabilities	165,102	138	165,240

					658,534	88,645	747,179

				Shareholder’s Equity	251,433	(2,110)	249,323

Total Assets	1,442,419	114,790	1,557,209	Total Liabilities and Equity	1,442,419	114,790	1,557,209

Appendix 3: EBITDA under IAS 17

EBITDA (IAS 17) Millions in Local Currency

	2Q19	2Q18	Var.%	Jan-Jun 19	Jan-Jun 18	Var.%

Mexico

EBITDA	24,968	23,838	4.7%	47,635	46,268	3.0%

% of Total Revenues	34.1%	33.6%		33.9%	33.8%

Argentina, Paraguay & Uruguay

EBITDA	8,268	5,505	50.2%	15,666	10,672	46.8%

% of Total Revenues	36.6%	36.3%		36.3%	36.1%

Brazil

EBITDA	2,981	2,846	4.7%	5,938	5,682	4.5%

% of Total Revenues	33.2%	32.0%		33.1%	32.1%

Chile

EBITDA	31,394	41,205	-23.8%	64,126	75,526	-15.1%

% of Total Revenues	14.8%	19.5%		15.3%	18.6%

Colombia

EBITDA	1,292	1,192	8.4%	2,516	2,338	7.6%

% of Total Revenues	41.7%	41.2%		41.7%	41.0%

Ecuador

EBITDA	138	129	6.9%	268	253	5.8%

% of Total Revenues	41.2%	38.5%		40.5%	39.0%

Peru

EBITDA	313	271	15.6%	628	587	6.9%

% of Total Revenues	24.8%	21.4%		24.8%	22.5%

Central America

EBITDA Pro Forma	192	203	-5.5%	387	410	-5.7%

% of Total Revenues	31.8%	31.3%		31.9%	31.8%

Caribbean

EBITDA	136	145	-6.0%	271	273	-1.0%

% of Total Revenues	30.2%	30.3%		30.1%	28.7%

Appendix 4: Argentina Constant Peso Results

INCOME STATEMENT - Argentina Millions of Constant ARP of June 2019

	2Q19	1Q19	Var.%

Total Revenues*	20,139	20,308	-0.8%

Total Service Revenues	16,418	16,400	0.1%

Wireless Revenues	18,794	18,984	-1.0%

Service Revenues	15,037	15,023	0.1%

Equipment Revenues	3,721	3,907	-4.8%

Fixed Line and Other Revenues	1,512	1,482	2.0%

EBITDA	8,726	8,531	2.3%

% total revenues	43.3%	42.0%

EBIT	7,504	7,267	3.3%

%	37.3%	35.8%

* Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues include other income.

Glossary of Terms

ARPU	Average Revenue per User. The ratio of service revenues in a given period to the average number of wireless subscribers in the same period. It is presented on a monthly basis.

ARPM	Average Revenue per Minute. The ratio of service revenues to airtime traffic.

Capex	Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommunications infrastructure.

Churn	Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.

EBIT	Earnings Before Interest and Taxes, also known as Operating Profit.

EBIT	The ratio of EBIT to total operating revenue.
margin

EBITDA	Earnings Before Interest, Taxes, Depreciation, and Amortization.

EBITDA	The ratio of EBITDA to total operating revenue.
margin

EPS	Earnings per share. Total earnings in Mexican pesos divided by total shares.
(Mexican
pesos)

Earnings	Total earnings in U.S. dollars divided by total ADRs equivalent.
per ADR
(US$)

Gross	Total number of subscribers acquired during the period.
additions

Licensed	Licensed population. Population covered by the licenses that each of the companies manage.
pops

LTE	Long-term evolution is a 4th generation standard for wireless communication of high-speed data for mobile phones and data terminals.

Market	A company’s subscriber base divided by the total number of subscribers in that country.
share

MBOU	Megabytes of Use per subscriber. The ratio of wireless data in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.

MOU	Minutes of Use per subscriber. The ratio of wireless traffic in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.

Net	The difference in the subscriber base from one period to another. It is the different between gross additions and
subscriber	disconnections.
additions

Net debt	Total short and long term debt minus cash and marketable securities.

Net debt	The ratio of total short and long term debt minus cash and securities to trailing 12-month income before interest, taxes,
/ EBITDA	depreciation and amortization.

Prepaid	Subscriber that may purchase airtime to recharge a cellular phone. The client does not hold a contract with the company for voice and data services.

Postpaid	Subscriber that has a contract for the use of airtime. The client has no need of activating airtime, it is done so immediately.

SMS	Short Message Service.

SAC

Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation. Handset subsidy is calculated as the difference between equipment cost and equipment revenues.

Wireless	The ratio of total wireless subscribers in any given country divided by the total population in that country.
penetration

Exchange Rates Local Currency Units per USD
	2Q19	2Q18	Var.%	Jan-Jun 19	Jan-Jun 18	Var.%
Euro
EoP	0.88	0.86	2.7%	0.88	0.86	2.7%
Average	0.89	0.84	6.1%	0.89	0.83	7.2%
Mexico Peso
EoP	19.14	20.06	-4.5%	19.14	20.06	-4.5%
Average	19.12	19.37	-1.3%	19.17	19.07	0.5%
Brazilean Real
EoP	3.83	3.86	-0.6%	3.83	3.86	-0.6%
Average	3.92	3.60	8.8%	3.85	3.43	12.3%
Argentinean Peso
EoP	42.46	28.85	47.2%	42.46	28.85	47.2%
Average	43.93	23.51	86.8%	41.47	21.60	92.0%
Chilean Peso
EoP	679	651	4.3%	679	651	4.3%
Average	684	621	10.1%	675	611	10.5%
Colombian Peso
EoP	3,197	2,945	8.6%	3,197	2,945	8.6%
Average	3,241	2,837	14.2%	3,189	2,847	12.0%
Guatemalan Quetzal
EoP	7.71	7.49	2.9%	7.71	7.49	2.9%
Average	7.67	7.44	3.1%	7.70	7.40	3.9%
Peruvian Sol
EoP	3.29	3.27	0.5%	3.29	3.27	0.5%
Average	3.32	3.26	1.9%	3.32	3.25	2.3%
Dominican Republic Peso
EoP	51.25	49.43	3.7%	51.25	49.43	3.7%
Average	50.76	49.41	2.7%	50.66	49.19	3.0%

Exchange Rates Local Currency Units per MxP
	2Q19	2Q18	Var.%	Jan-Jun 19	Jan-Jun 18	Var.%
Euro
EoP	0.05	0.04	7.6%	0.05	0.04	7.6%
Average	0.05	0.04	7.5%	0.05	0.04	6.6%
U.S. dollar
EoP	0.05	0.05	4.8%	0.05	0.05	4.8%
Average	0.05	0.05	1.3%	0.05	0.05	-0.5%
Brazilean Peso
EoP	0.20	0.19	4.1%	0.20	0.19	4.1%
Average	0.21	0.19	10.2%	0.20	0.18	11.7%
Argentean Peso
EoP	2.22	1.44	54.2%	2.22	1.44	54.2%
Average	2.30	1.21	89.3%	2.16	1.13	90.9%
Chilean Peso
EoP	35.5	32.5	9.3%	35.5	32.5	9.3%
Average	35.7	32.0	11.6%	35.2	32.1	9.9%
Colombian Peso
EoP	167	147	13.7%	167	147	13.7%
Average	170	146	15.8%	166	149	11.4%
Guatemala
EoP	0.40	0.37	7.8%	0.40	0.37	7.8%
Average	0.40	0.38	4.5%	0.40	0.39	3.4%
Peruvian Sol
EoP	0.17	0.16	5.3%	0.17	0.16	5.3%
Average	0.17	0.17	3.3%	0.17	0.17	1.7%
Dominican Republic Peso
EoP	2.68	2.46	8.6%	2.68	2.46	8.6%
Average	2.65	2.55	4.1%	2.64	2.58	2.5%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 18, 2019	AMÉRICA MÓVIL, S.A.B. DE C.V.

	By:	/s/ Carlos José García Moreno Elizondo
	Name:	Carlos José García Moreno Elizondo
	Title:	Chief Financial Officer